

Mail Stop 4561

April 13, 2018

David G. Ristow
Chief Financial Officer
Qumu Corporation
501 1ˢᵗ Avenue North, Suite 305
Minneapolis, Minnesota 55403

> **Re:** **Qumu Corporation**
> **Registration Statement on Form S-3**
> **Filed April 9, 2018**
> **File No. 333-224200**

Dear Mr. Ristow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Foland at (202) 551-6711 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: April Hamlin
        Ballard Spahr LLP